TASEKO REPORTS SECOND QUARTER
2018 FINANCIAL AND OPERATIONAL RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volume stated in this release are on a 100% basis unless otherwise indicated.

August 7, 2018, Vancouver BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the “Company”) reports earnings from mining operations before depletion and amortization* of $36.3 million, adjusted EBITDA* of $32.3 million and adjusted net income* of $2.3 million the second quarter of 2018.

Russell Hallbauer, President & CEO commented, “Following six months of lower head grade at Gibraltar, mining operations returned to plan and copper grades increased by approximately 50% in the second quarter, as compared to the previous two quarters. This resulted in copper production of 34 million pounds in the second quarter, much higher than the previous two quarters. Improved metal production was due to the higher copper grade ore and improved copper recovery. Copper recovery improvement was a result of higher grades as well as less oxidation in the ore that was processed. We expect copper grades and recovery to average similar levels for the balance of 2018.”

“Our Florence Copper Project continues to advance on time and on budget. Wellfield construction was completed in April and we have recently conducted a number of wellfield tests with very encouraging results that meet or exceed the bench-scale testing used for the 2017 technical report. We expect to begin injecting solutions and pre-leaching the deposit in August at the same time as we are commissioning the SX/EW plant. First cathode is anticipated before the end of December,” Mr. Hallbauer added. “Development of our Florence project will come at a critical time as trade tariffs and trade disputes continue among the largest consumers of copper in the world. The USA imports approximately 600,000 metric tonnes of refined copper annually. With limited new copper production capacity expected to come on stream in the USA, Florence is an extremely valuable asset for our Company.”

Mr. Hallbauer continued, “Demand for molybdenum remains strong and continues to reflect a tight market. We experienced some recovery issues with our molybdenum circuit in the second quarter which impacted metal production and resulted in reduced by-product credits. The circuit issues have been resolved and we expect molybdenum production to increase for the rest of the year and the important by-product credits to improve accordingly.”

“Cash flow in the quarter was impacted by continued spending at our Florence Copper Project as well as a semi-annual bond interest payment. With our current cost structure and spending at Florence on the decline, we anticipate maintaining a solid cash balance in the months ahead. While the copper price has been volatile over the past six weeks, we continue to believe the fundamentals remain strong for copper in the medium to long-term,” concluded Mr. Hallbauer.

*Non-GAAP performance measure. See end of news release.

Second Quarter Highlights

  Earnings from mining operations before depletion and amortization* were $36.3 million;

  Copper and molybdenum production in the second quarter was 33.5 million pounds and 0.5 million pounds, respectively, an increase from previous quarters as a result of the higher head grades and recoveries;

  Net loss was $4.7 million ($0.02 net loss per share) and Adjusted net income* was $2.3 million ($0.01 per share);

  Site operating costs, net of by-product credits* were US$1.66 per pound produced and Total operating costs (C1)* were US$1.98 per pound produced, as unit costs were positively impacted by the higher grades and production;

  Total sales (100% basis) for the quarter were 32.2 million pounds of copper and 0.4 million pounds of molybdenum;

  Construction of the Production Test Facility (“PTF”) for the Florence Copper Project progressed on time and on budget. Construction activities at the site are now nearing completion and the facility is expected to be operational by the end of third quarter, with first copper cathode expected by the end of this year. Capital expenditures in the second quarter were $10.1 million (US$7.3 million);

  Cash flow from operations was $20.3 million and was negatively impacted by a $10.9 million working capital adjustment related to increased accounts receivables and inventories;

  At June 30, 2018 the Company held put options for 30 million pounds of copper with maturities between July 2018 and December 2018 at a strike price of US$2.80 per pound; and

  The Company’s cash balance at June 30, 2018 was $52 million, reduced from $64 million at the end of the previous quarter due in part to cash used for construction of the Florence Copper PTF.

*Non-GAAP performance measure. See end of news release.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2018	2017	Change	2018	2017	Change
Revenues	94,273	99,994	(5,721)	158,452	204,383	(45,931)
Earnings from mining operations before depletion and amortization*	36,267	46,460	(10,193)	49,811	99,887	(50,076)
Earnings from mining operations	18,312	34,661	(16,349)	17,076	78,511	(61,435)
Net income (loss)	(4,671)	5,247	(9,918)	(23,152)	21,726	(44,878)
Per share - basic (“EPS”)	(0.02)	0.02	(0.04)	(0.10)	0.10	(0.20)
Adjusted net income (loss)*	2,337	14,305	(11,968)	(8,662)	29,560	(38,222)
Per share - basic (“adjusted EPS”)*	0.01	0.06	(0.05)	(0.04)	0.13	(0.17)
EBITDA*	25,509	43,805	(18,296)	25,879	92,950	(67,071)
Adjusted EBITDA*	32,251	42,820	(10,569)	39,788	90,754	(50,966)
Cash flows provided by operations	20,349	62,291	(41,942)	31,905	142,056	(110,151)

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2018	2017	Change	2018	2017	Change
Tons mined (millions)	27.4	21.1	6.3	54.1	42.9	11.2
Tons milled (millions)	7.5	7.5	-	15.0	14.8	0.2
Production (million pounds Cu)	33.5	39.4	(5.9)	56.4	80.6	(24.2)
Sales (million pounds Cu)	32.2	40.7	(8.5)	55.0	81.5	(26.5)

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Tons mined (millions)	27.4	26.7	26.9	23.3	21.1
Tons milled (millions)	7.5	7.5	7.9	7.2	7.5
Strip ratio	1.9	4.1	4.9	4.1	2.8
Site operating cost per ton milled (CAD$)*	$10.31	$8.68	$7.68	$5.93	$7.67
Copper concentrate
Grade (%)	0.263	0.201	0.209	0.284	0.309
Recovery (%)	85.3	75.7	77.5	86.1	85.2
Production (million pounds Cu)	33.5	22.9	25.5	35.1	39.4
Sales (million pounds Cu)	32.2	22.8	32.0	30.2	40.7
Inventory (million pounds Cu)	4.2	2.9	2.7	9.3	4.6
Molybdenum concentrate
Production (thousand pounds Mo)	506	443	537	445	789
Sales (thousand pounds Mo)	424	433	589	403	794
Per unit data (US$ per pound produced)*
Site operating costs*	$1.78	$2.25	$1.86	$0.97	$1.08
By-product credits*	(0.12)	(0.23)	(0.17)	(0.09)	(0.11)
Site operating costs, net of by-product credits*	$1.66	$2.02	$1.69	$0.88	$0.97
Off-property costs	0.32	0.31	0.42	0.30	0.34
Total operating costs (C1)*	$1.98	$2.33	$2.11	$1.18	$1.31

OPERATIONS ANALYSIS

Second quarter results

Gibraltar mining operations returned to plan during the quarter, following the impact of the 2017 summer wildfires that affected the previous two quarters. Copper production in the second quarter was 33.5 million pounds, approximately 50% higher than the previous two quarters as a result of increased copper grade and recovery. Copper head grade was 0.263%, in line with expectations and consistent with Gibraltar’s average reserve grade. Copper recovery also improved to 85.3% for the quarter, a result of the increased head grades and reduced oxidized ore in the mill feed.

A total of 27.4 million tons were mined during the period, an increase over previous quarters as additional trucking capacity was utilized to increase the mining rate. The strip ratio for the second quarter of 1.9 to 1 was lower than recent quarters and 1.9 million tons of mined ore was added to the ore stockpile. Whereas in the previous three quarters the strip ratio was higher and mill feed was drawn from the ore stockpile.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

Site operating cost per ton milled* was $10.31 in the second quarter of 2018, which is higher than the first quarter primarily due to the decreased capitalization of stripping costs. Waste stripping costs of $7.7 million (75% basis), or $1.37 per ton milled, were capitalized in the second quarter, compared to $14.7 million ($2.61 per ton milled) in the first quarter of 2018. However, total site spending (including capitalized costs) remained at a similar level to the previous quarter.

Site operating costs per pound produced* decreased to US$1.78 from US$2.25 in the previous quarter, primarily due to higher copper production.

Molybdenum production was 0.5 million pounds in the second quarter which was in line with the previous quarter. Mechanical issues in the molybdenum plant, which have now been resolved, impacted recovery and as a result, molybdenum production did not increase in line with copper production in the period. By-product credits per pound of copper produced* decreased to US$0.12 in the second quarter from US$0.23 in the previous quarter.

Off-property costs per pound produced* were US$0.32 for the second quarter of 2018, which is in line with recent quarters. Total operating costs (C1) per pound* decreased to US$1.98, a 15% decrease from the first quarter of 2018.

GIBRALTAR OUTLOOK

Copper grades are expected to average approximately 0.26% for the remainder of 2018, which is consistent with the life of mine average grade and will result in continued strong production in the second half of the year.

Copper markets have declined since the end of the second quarter, falling from US$3.01 per pound at June 30, 2018 to US$2.78 per pound as of August 7, 2018. Molybdenum prices have strengthened to US$12.30 per pound as of August 7, 2018, compared to US$10.72 per pound at the end of the second quarter.

The Company is progressing with an insurance claim related to the Cariboo region wildfires in July 2017. The amount of the insurance claim has not been finalized and is currently estimated to be in the range of $4 million to $10 million on a 75% basis.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS - CONTINUED

Florence Copper Project

In September 2017, the Company announced that it was moving forward with the construction of the Production Test Facility (“PTF”) for the Florence Copper Project. The SX/EW Plant and the associated wellfield, comprised of 24 production, monitoring, observation and point of compliance wells, will be built for approximately US$25 million. Construction of the PTF progressed smoothly through the second quarter and is now nearing completion.

The project is on time and on budget with expenditures in the first half of 2018 of $24.4 million (US$18.1 million). The facility, plant and wells are expected to be operational at the end of the third quarter of 2018, and first copper production is expected by the end of the year.

Successful operation of the in situ leaching process will allow permits to be amended for the full scale operation of 85 million pounds per year of copper cathode. It is anticipated that by late 2019, construction on the commercial scale operation could be commenced.

Aley Niobium Project

In 2014, the Company filed an NI43-101 technical report for the Aley Niobium Project. Further engineering and metallurgical test work has been completed since then which is expected to result in improved project economics. Environmental monitoring on the project continues and a number of product marketing initiatives are underway. A drill program is underway in the third quarter to collect samples for further metallurgical testing.

The Company will host a telephone conference call and live webcast on Wednesday, August 8, 2018 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until August 15, 2018 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 3185058.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of byproduct credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2018	2017	2018	2017
Cost of sales	75,961	65,333	141,376	125,872
Less:
Depletion and amortization	(17,955)	(11,799)	(32,735)	(21,376)
Insurance recoverable	-	-	4,000	-
Net change in inventories of finished goods	(813)	23	154	256
Net change in inventories of ore stockpiles	5,007	(5,021)	1,111	(3,849)
Transportation costs	(4,529)	(5,492)	(7,358)	(10,709)
Site operating costs	57,671	43,044	106,548	90,194
Less by-product credits:
Molybdenum, net of treatment costs	(3,830)	(4,335)	(8,839)	(10,142)
Silver, excluding amortization of deferred revenue	(159)	(82)	(251)	(530)
Site operating costs, net of by-product credits	53,682	38,627	97,458	79,522
Total copper produced (thousand pounds)	25,120	29,531	42,265	60,474
Total costs per pound produced	2.14	1.31	2.31	1.31
Average exchange rate for the period (CAD/USD)	1.29	1.34	1.28	1.33
Site operating costs, net of by-product credits (US$ per pound)	1.66	0.97	1.80	0.99
Site operating costs, net of by-product credits	53,682	38,627	97,458	79,522
Add off-property costs:
Treatment and refining costs of copper concentrate	5,938	8,066	9,892	16,522
Transportation costs	4,529	5,492	7,358	10,709
Total operating costs	64,149	52,185	114,708	106,753
Total operating costs (C1) (US$ per pound)	1.98	1.31	2.12	1.32

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on copper put options; and
  Losses on settlement of long-term debt and copper call option.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2018	2017	2018	2017
Net income (loss)	(4,671)	5,247	(23,152)	21,726
Unrealized foreign exchange (gain) loss	7,729	(6,249)	16,061	(8,926)
Unrealized (gain) loss on copper put options	(987)	373	(2,152)	425
Loss on copper call option	-	4,891	-	6,305
Loss on settlement of long-term debt	-	13,102	-	13,102
Estimated tax effect of adjustments	266	(3,059)	581	(3,072)
Adjusted net income (loss)	2,337	14,305	(8,662)	29,560
Adjusted EPS	0.01	0.06	(0.04)	0.13

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put options; and
  Losses on settlement of long-term debt and copper call option.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands)	2018	2017	2018	2017
Net income (loss)	(4,671)	5,247	(23,152)	21,726
Add:
Depletion and amortization	17,955	11,799	32,735	21,376
Amortization of share-based compensation expense
(recovery)	231	170	(608)	3,529
Finance expense	9,733	21,319	19,044	29,353
Finance income	(321)	(470)	(644)	(801)
Income tax expense (recovery)	2,582	5,740	(1,496)	17,767
EBITDA	25,509	43,805	25,879	92,950
Adjustments:
Unrealized foreign exchange (gain) loss	7,729	(6,249)	16,061	(8,926)
Unrealized (gain) loss on copper put options	(987)	373	(2,152)	425
Loss on copper call option	-	4,891	-	6,305
Adjusted EBITDA	32,251	42,820	39,788	90,754

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands)	2018	2017	2018	2017
Earnings from mining operations	18,312	34,661	17,076	78,511
Add:
Depletion and amortization	17,955	11,799	32,735	21,376
Earnings from mining operations before depletion and amortization	36,267	46,460	49,811	99,887

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Site operating costs per ton milled

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per ton milled amounts)	2018	2017	2018	2017
Site operating costs (included in cost of sales)	57,671	43,044	106,548	90,194

Tons milled (thousands) (75% basis)	5,592	5,611	11,225	11,100
Site operating costs per ton milled	$10.31	$7.67	$9.49	$8.13

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.